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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. ___)


                             Siebert Financial Corp.
                                (Name of Issuer)


                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                   826176 10 9
                                 (CUSIP Number)


                                                  With a copy to:
Mr. T. K. Flatley                                 Sarah Hewitt, Esq.
Siebert Financial Corp.                           Brown Raysman Millstein Felder
885 Third Avenue, Suite 1720                        & Steiner LLP
New York, New York  10022                         120 West 45th Street
(212) 644-2400                                    New York, New York  10036
                                                  (212) 944-1515

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 8, 1996
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with this statement. [ ]
                        (Continued on following page(s))

                                Page 1 of 7 Pages
                         Exhibit Index Appears on Page 7


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                                                              Page 2 of 7 Pages


1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Muriel F. Siebert (no Social Security No.)
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER
        OF A GROUP                                      (a)     [  ]
                                                        (b)     [  ]
-------------------------------------------------------------------------------
3       SEC USE ONLY
-------------------------------------------------------------------------------
4       SOURCE OF FUNDS                         not applicable
-------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS            [  ]
        IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
-------------------------------------------------------------------------------
   NUMBER       7       SOLE VOTING POWER                       5,105,000**
 OF SHARES      ---------------------------------------------------------------
BENEFICIALLY    8       SHARED VOTING POWER                          None**
  OWNED BY      ---------------------------------------------------------------
   EACH         9       SOLE DISPOSITIVE POWER                  5,105,000**
 REPORTING      ---------------------------------------------------------------
PERSON WITH     10      SHARED DISPOSITIVE POWER                     None**
-------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON                                           5,105,000 shares**
-------------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES      [  ]
        CERTAIN SHARES
-------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)          97.5%**
-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON                        IN
_______________________________________________________________________________

**See Item 5 hereof.



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                                                               Page 3 of 7 Pages



Item 1. Security and Issuer.

        This Statement on Schedule 13D relates to shares of Common Stock, par value $.01 per share (the "Common Stock"), of Siebert Financial Corp., a New York corporation (the "Issuer"), whose principal executive offices are located 885 Third Avenue, Suite 1720, New York, New York 10022.

Item 2. Identity and Background.

        This Statement is filed by the person listed in Exhibit A attached hereto (the "Reporting Person"). Exhibit A also sets forth the name, citizenship, principal business address, present principal occupation or employment of the Reporting Person, and other information with respect to, the Reporting Person.

        During the five years prior to the date hereof, the Reporting Person
(i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

        The 5,105,000 shares of Common Stock of the Issuer, held by the Reporting Person, constituting 97.5% of the issued and outstanding shares of Common Stock, were acquired by the Reporting Person on November 8, 1996 through the merger (the "Merger") of Muriel Siebert Capital Markets Group, Inc. ("MSCMG"), the sole shareholder of Muriel Siebert & Co., Inc. ("Siebert"), with and into J. Michaels, Inc. ("JMI") which changed its name to Seibert Financial Corp., on the terms and conditions contained in the Plan and Agreement of Merger, dated as of April 24, 1996, as amended, between MSCMG and JMI (the "Merger Agreement"). The Reporting Person was the sole shareholder of MSCMG, holding 1,500 shares of Common Stock, no par value ("MSCMG Common Stock"). Each share of MSCMG Common Stock owned by the Reporting Person as of the effective date of the Merger was converted into 23,823.33 shares of JMI Common Stock, par value $1.00 per share ("JMI Common Stock"). The number of shares of JMI Common Stock was fixed so that the Reporting Person, the sole shareholder of MSCMG, received an aggregate of 97.5% of the issued and outstanding shares of JMI Common Stock. No additional consideration was paid by the Reporting Person for the shares.



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                                                               Page 4 of 7 Pages

Item 4. Purpose of Transaction.

        The purpose of the Merger was so that MSCMG could merge with and into a publicly-owned company. Although JMI had been in the retail furniture business for more than 100 years, the last few years had witnessed an overall decline in the strength of its core retail furniture business in Brooklyn, New York. Management of JMI felt that it would be in the best interests of the shareholders of JMI to sell JMI's assets, and distribute the net proceeds, after payment of all liabilities, to the shareholders of JMI. In connection with the Merger, after an initial distribution concurrently with the consummation of the Merger of $11.50 per share to JMI's shareholders at the effective time of the Merger, all of JMI's remaining assets were transferred to a liquidating trust pursuant to the Merger Agreement at the effective time of the Merger and are to be sold and the proceeds thereof distributed from time to time to JMI's shareholders after the effective date of the Merger. The Issuer will continue the business of MSCMG, providing discount brokerage and investment banking services. The Reporting Person, with 97.5% ownership of the Issuer, will be the controlling shareholder of the Issuer. Immediately after the Merger, the Issuer effected a reverse split of the shares of JMI Common Stock outstanding on a one for seven basis.

        In connection with the Merger, the Issuer's Certificate of Incorporation was amended and restated to increase the authorized shares from 583,718 to 49,000,000, and to reduce the par value of the Common Stock from $1.00 to $.01 per share.

        Except as indicated in this Schedule 13D, the Reporting Person currently has no specific plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

Item 5. Interest in Securities of the Issuer.

        The Reporting Person may be deemed to own beneficially 5,105,000 shares of Common Stock, constituting 97.5% of the Issuer's total outstanding shares of Common Stock, as determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Reporting Person has sole power to vote or to direct the vote, and to dispose or to direct the disposition of, all of such shares.

        Except as set forth in the immediately preceding paragraph, the Reporting Person does not own any shares of Common Stock of the Issuer and is not the "beneficial owner" of any such shares, as such term is defined in the Exchange Act or the rules and regulations thereunder.
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                                                              Page 5 of 7 Pages


        Except as set forth herein, the Reporting Person does not beneficially own any shares of Common Stock of the Issuer or has not engaged in any transaction in any such shares during the sixty day period immediately preceding the date hereof.

        (d) & (e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or
        Relationships with respect to Securities
        Of the Issuer.

        Reference is hereby made to item 3 hereof for a description of the Merger Agreement. Except as described therein, the Reporting Person does not have any contract, arrangement, understanding or relations with one or more security holders of the Issuer or others, with respect to the purchase, holding, voting or disposition of shares of Common Stock or other securities of the Issuer which are convertible or exercisable into such shares. The Reporting Person reserves the right to enter into any such contract, arrangement, understanding or relations in the future.

Item 7. Material to be Filed as Exhibits.



        Exhibit A:  Information concerning Reporting Person.
        (Filing as Exhibit 99.1)


        Exhibit B: Plan and Agreement of Merger, dated as of April 24, 1996, as amended, between Muriel Siebert
        Capital Markets Group, Inc. and J. Michaels, Inc.
        (Filing as Exhibit 99.2)

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                                                              Page 6 of 7 Pages

                                   SIGNATURE

        After reasonable inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  November 26, 1996


                                        /s/ Muriel F. Siebert
                                        ------------------------------------
                                        Muriel F. Siebert
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                                                              Page 7 of 7 Pages



                                EXHIBIT INDEX



        Exhibit A:  Information concerning Reporting Person.
        (Filing as Exhibit 99.1)


        Exhibit B: Plan and Agreement of Merger, dated as of April 24, 1996, as amended, between Muriel Siebert
        Capital Markets Group, Inc. and J. Michaels, Inc.
        (Filing as Exhibit 99.2)